As filed with the Securities and Exchange Commission on November 1, 2016	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

ENGIE
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

The Republic of France
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

388 Greenwich Street
New York, New York 10013
(877) 248-4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

ENGIE North America
William DAVIS
1990 Post Oak Boulevard, Suite 1900
Houston, Texas 77056-3831
(713) 636-1249
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
ENGIE SA François GRAUX 1, place Samuel de Champlain 92400 Courbevoie France	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☑ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADS(s)”), each ADS representing the right to receive one (1) ordinary share of Engie.	100,000,000 ADSs	$5.00	$5,000,000.00	$579.50

*	Each unit represents 100 ADSs.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (10).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (13).

The Company publishes the information contemplated in Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be amended from time to time, on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market, and translates the information so published into English in accordance with the instructions to Rule 12g3-2(e) under the Exchange Act, as may be amended from time to time.

PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt included as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)	Form of American Depositary Receipt. — Filed herewith as Exhibit (a)(i).

(a)(ii)
Deposit Agreement, dated as of July 22, 2008, by and among Engie (previously known as “GDF SUEZ”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a)(ii).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of July 22, 2008, by and among Engie (previously known as “GDF SUEZ”), Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder (the “Deposit Agreement”), certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 1st day of November, 2016.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Engie certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Courbevoie, France, on November 1, 2016.

ENGIE

By:	/s/ Isabelle Kocher
Name: Isabelle Kocher
Title: Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Isabelle KOCHER and William DAVIS to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on November 1, 2016.

Signature	Title

/s/ Gérard Mestrallet	Director
Gérard Mestrallet	Chairman

/s/ Isabelle Kocher	Director
Isabelle Kocher	Chief Executive Officer

Director
Ann-Kristin Achleitner	Chair of the Ethics, Environment and Sustainable Development Committee

/s/ Edmond Alphandéry	Director
Edmond Alphandéry	Chairman of the Strategy, Investment and Technology Committee. Member of the Audit Committee

Director
Fabrice Brégier	Member of the Appointments and Compensation Committee

Signature	Title

/s/ Aldo Cardoso	Director
Aldo Cardoso	Chairman of the Audit Committee. Member of the Strategy, Investment and Technology Committee

Director
Barbara Kux	Member of the Ethics, Environment and Sustainable Development Committee

/s/ Françoise Malrieu	Director
Françoise Malrieu	Chair of the Appointments and Compensation Committee. Member of the Audit Committee. Member of the Ethics, Environment and Sustainable Development Committee

/s/ Marie-José Nadeau	Director
Marie-José Nadeau	Member of the Audit Committee. Member of the Strategy, Investment and Technology Committee

/s/ Peter Ricketts	Director
Sir Peter Ricketts	Member of the Appointments and Compensation Committee

/s/ Catherine Guillouard	Director
Catherine Guillouard	Member of the Strategy, Investment and Technology Committee

/s/ Mari-Noëlle Jégo-Laveissière	Director
Mari-Noëlle Jégo-Laveissière	Member of the Ethics, Environment and Sustainable Development Committee

/s/ Lucie Muniesa	Director
Lucie Muniesa	Member of the Audit Committee. Member of the Strategy, Investment and Technology Committee. Member of the Appointments and Compensation Committee

Signature	Title

Director
Stéphane Pallez

/s/ Alain Beullier	Director
Alain Beullier	Member of the Appointments and Nomination Committee

/s/ Philippe Lepage	Director
Philippe Lepage	Member of the Strategy, Investment and Technology Committee

/s/ Olivier Marquer	Director
Olivier Marquer	Member of Ethics, Environment and Sustainable Development Committee

/s/ Caroline Simon	Director
Caroline Simon	Member of the Audit Committee

/s/ Judith Hartmann	Chief Financial Officer
Judith Hartmann

/s/ Karine Sirmain	Accounting Officer
Karine Sirmain

/s/ William DAVIS	Chief Legal & Ethics Officer N.A
William DAVIS	Authorized Representative in the U.S.

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of ADR

(a)(ii)	Deposit Agreement

(d)	Opinion of counsel to the Depositary

(e)	Rule 466 Certification